

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 8, 2006

Ms. Victoria Luis
Chief Financial Officer and Secretary
Tan Range Exploration Corporation
93 Benton Hill Road
Sharon, CT 06069

> **Re: Tan Range Exploration Corporation**
> **Form 20-F for the Fiscal Year Ended August 31, 2005**
> **Filed December 1, 2005**
> **File No. 001-32500**

Dear Ms. Luis:

We have reviewed your Form 20-F for the Fiscal Year Ended August 31, 2005, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended August 31, 2005

Operating and Financial Review and Prospects, page 45

1.   We note on page 15 that you purchased a drilling rig during 2005. Please expand
        your OFR&P to discuss and analyze how you intend to use the drilling rig and
        provide indicative value of the impact that your newly acquired drilling rig will
        have on your future cash flows and results of operations.

Controls and Procedures, page 76

2.   Please revise the disclosures in Item 15(a) as follows:

        •   Expand your conclusion that your disclosure controls and procedures are
            effective in ensuring that your disclosure controls and procedures "are
            effective in timely alerting them to material information relating to the
            Company required to be included in this Annual Report" to clarify, if true,
            that your officers concluded that your disclosure controls and procedures are
            also effective to ensure that information is recorded, processed, summarized
            and reported within the time periods specific in the SEC's rules and forms;

        •   Change your reference of the Exchange Act from Exchange Act Rule 13a-14
            to Exchange Act Rules 13a-15 or 15d-15; and

        •   Disclose whether there have been any changes in your internal control over
            financial reporting that occurred during your last fiscal quarter that have
            materially affected, or are reasonably likely to materially affect, your internal
            control over financial reporting.

        Refer to Exchange Act Rule 13a-15 and Section II.F. of Management's Reports
        on Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our
        website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Consolidated Financial Statements

Note 11. Reconciliation between Canadian and United States generally accepted accounting principles, page 27

3.   We note that you recorded an adjustment to loss for 2005 under Canadian GAAP for $150,106 related to stock-based compensation for non-employees, but we cannot find any explanation of the adjustment in note 11(c). Please disclose a description of this reconciling adjustment. Additionally, we note that this reconciling item is the exact amount as the adjustment for future income taxes made to your deficit under Canadian GAAP as of August 31, 2004. Please tell us if this match is a coincidence or an error, and revise your disclosure, if appropriate.

Engineering Comments

Information on the Company, page 11

4.   We note your disclosure on page 12 that the Luhala property contains an inferred mineral resource of 9,390,000 tonnes, averaging 1.0 g/t gold, using a 0.5 g/t gold cut-off.   You do not disclose that this estimate is supported by a technical report. If this estimate does not meet the standards for disclosing an estimate of inferred mineral resources, including it being supported by a technical report, please remove the estimate from this document.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, Sandy Eisen at (202) 551-3864 or April Sifford, Branch Chief, at (202) 551-3684, if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director